UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3 )*


                             PMA Capital Corporation
                             -----------------------
                                (Name of Issuer)


                  Class A Common Stock, $5 par value per share
                  --------------------------------------------
                         (Title of Class of Securities)

                                    693419202
                                   ----------
                                 (CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [   ]   Rule 13d-1(b)

      [   ]   Rule 13d-1(c)

      [ X ]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G
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CUSIP No. 693419202                                            Page 2 of 6 Pages
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1    NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Edward H. Owlett

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

     (a) ______
     (b) ______
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3    SEC USE ONLY

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4    CITIZENSHIP OR PLACE OF ORGANIZATION

          Citizen of the United States of America
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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

     5    SOLE VOTING POWER

               755,100 shares

     ---------------------------------------------------------------------------
     6    SHARED VOTING POWER

               85,500 shares
     ---------------------------------------------------------------------------
     7    SOLE DISPOSITIVE POWER

               755,100 shares
     ---------------------------------------------------------------------------
     8    SHARED DISPOSITIVE POWER

               85,500 shares
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9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          840,600 shares

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10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (See Instructions)

          X
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11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          3.8%
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12   TYPE OF REPORTING PERSON (See Instructions)

          IN

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
                                  SCHEDULE 13G
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CUSIP No. 693419202                                            Page 3 of 6 Pages
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Item 1(a)   Name of Issuer:

            PMA Capital Corporation

Item 1(b)   Address of Issuer's Principal Executive Offices:

            1735 Market Street, Philadelphia, PA  19103-7590

Item 2(a)   Name of Person Filing:

            Edward H. Owlett

Item 2(b)   Address of Principal Business Office, or, If None, Residence:

            One Charles Street, Wellsboro, PA  16901

Item 2(c)   Citizenship:

            Citizen of the United States of America

Item 2(d)   Title of Class of Securities:

            Class A Common Stock, $5 par value per share

Item 2(e)   Cusip Number:

            693419202

Item 3 If this Statement is filed pursuant to 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

            Not applicable.

Item 4      Ownership:

            (a)   Amount Beneficially Owned:

                  840,600 shares(1)(2)(3)

            (b)   Percent of Class:

                  3.8%(1)(2)(3)

            (c)   Number of Shares as to which such person has:

            (i)   sole power to vote or direct the vote: 725,100 shares(2)

                                  SCHEDULE 13G
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CUSIP No. 693419202                                            Page 4 of 6 Pages
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            (ii)  shared power to vote or direct the vote: 85,500 shares(2)(3)

            (iii) sole power to dispose or to direct the disposition of:
                  755,100 shares(2)

            (iv)  shared power to dispose or to direct the disposition of:
                  85,500 shares(2)(3)
     -------------------

     (1) This Amendment No. 3 is being filed because of the Company's reclassification of each issued share of its Common Stock, $5 par value, into one share of Class A Common Stock, $5 par value, which was effective on April 24, 2000 (the "Conversion"), and which resulted in an increase in the outstanding shares of Class A Common Stock from 9.8 million shares to 22.1 million shares. This increase in the outstanding shares caused a decrease in Mr. Owlett's percentage ownership.

     (2) 395,350 shares of Class A Common Stock are held in certain Owlett family trusts, and Mr. Owlett shares voting and dispositive power with Citizens & Northern Bank with respect to 57,000 of such shares of Class A Common Stock; and 28,500 shares of Class A Common Stock are held by Mr. Owlett's wife. Mr. Owlett disclaims beneficial ownership of the shares held by his wife. This total also includes 93,100 shares of Class A Common Stock held in certain non-family trusts for which Mr. Owlett serves as sole trustee; Mr. Owlett disclaims beneficial ownership of the shares held in these trusts.

     (3) As of May 31, 2000, PMA Foundation (the "Foundation") beneficially owned 5,473,450 shares of Class A Common Stock, or 24.7% of such class. The Board of Trustees of the Foundation has sole voting power and investment power with respect to the shares of Class A Common Stock of the Company held by the Foundation. Mr. Owlett is a member of the Board of Trustees of the Foundation and disclaims beneficial ownership of the Foundation's shares, which are excluded from the shares reported above. As of May 31, 2000, Pennsylvania Manufacturers' Association, Northeast Branch ("NE Branch") beneficially owned 84,600 shares of Class A Common Stock, representing less than 1% of that class of stock. The Board of Trustees of NE Branch has sole voting power and investment power with respect to the shares held by the NE Branch. Mr. Owlett is a member of the Board of Trustees of NE Branch and disclaims beneficial ownership of NE Branch's shares, which are excluded from the shares reported above.

                                  SCHEDULE 13G
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CUSIP No. 693419202                                            Page 5 of 6 Pages
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Item 5      Ownership of Five Percent or Less of a Class:

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check
            the following.                                                   [X]

Item 6      Ownership of More Than Five Percent on Behalf of Another Person:

            No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Class A Common Stock beneficially owned by Mr. Owlett, except that the right to receive dividends with respect to (i) the shares held by the Owlett family trusts described above, (ii) the shares held by certain other non-family trusts of which Mr. Owlett serves as the sole trustee described above and (iii) shares held by Mr. Owlett's wife, is held by such respective persons. Also, Mr. Owlett's wife has the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares held by her. None of these trusts or Mr. Owlett's wife, however, beneficially owns more than 5% of the Company's Class A Common Stock.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported On by the Parent Holding Company or Control Person:

            Not applicable.

Item 8      Identification and Classification of Members of the Group:

            Not applicable.

Item 9      Notice of Dissolution of Group:

            Not applicable.

Item 10     Certifications:

            Not applicable.

                                  SCHEDULE 13G
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CUSIP No. 693419202                                            Page 6 of 6 Pages
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Signature


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.







Date: June 22, 2000                                   /s/ Edward H. Owlett
      -------------                                   --------------------
                                                      Edward H. Owlett